Filed Pursuant to Rule 433

Registration Statement No. 333-157389

May 6, 2009

FINAL TERM SHEET

Issuer:	Husky Energy Inc.
Ratings:	Moody’s: Baa2; S&P: BBB+

	5.90% Senior Notes due 2014	7.25% Senior Notes due 2019
Principal Amount:	U.S.$750,000,000	U.S.$750,000,000
Coupon:	5.90%	7.25%
Interest Payment Dates:	Semi-annually on June 15 and December 15, commencing on December 15, 2009	Semi-annually on June 15 and December 15, commencing on December 15, 2009
Maturity Date:	June 15, 2014	December 15, 2019
Benchmark Treasury:	1.875% due April 30, 2014	2.750% due February 15, 2019
U.S. Treasury Yield:	2.051%	3.155%
Spread to Treasury Benchmark:	+387.5 bp (3.875%)	+412.5 bp (4.125%)
Re-offer Yield:	5.926%	7.280%
Initial Price to Public:	Per Note: 99.878%; Total: U.S.$749,085,000	Per Note: 99.767%; Total: U.S.$748,252,500
Net Proceeds	U.S.$745,777,250	U.S.$743,939,250
Optional Redemption:

At any time for an amount equal to the principal amount of the notes redeemed plus a make-whole premium and accrued but unpaid interest to the redemption date. The notes may also be redeemed in whole, but not in part, at the redemption price described in the prospectus at any time in the event certain changes affecting Canadian withholding taxes occur.

At any time for an amount equal to the principal amount of the notes redeemed plus a make-whole premium and accrued but unpaid interest to the redemption date. The notes may also be redeemed in whole, but not in part, at the redemption price described in the prospectus at any time in the event certain changes affecting Canadian withholding taxes occur.

Make-Whole Premium:	U.S. Treasury + 50 bp	U.S. Treasury + 50 bp
Settlement Date:	May 11, 2009 (T+3)	May 11, 2009 (T+3)
Underwriting Commission:	0.600%	0.650%
Affiliate Purchases:	U.S.$251,000,000	U.S.$107,000,000
Underwriting Commission for Affiliate Purchases:	0.125%	0.125%
CUSIP	448055 AE3	448055 AF0
ISIN	US448055AE33	US448055AF08
Denominations:	U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof.	U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof.

Joint Book-Running Managers:	HSBC Securities (USA) Inc. Citigroup Global Markets Inc. RBC Capital Markets Corporation
Co-Managers:

CIBC World Markets Corp.
TD Securities (USA) LLC
BMO Capital Markets Corp.
BNP Paribas Securities Corp.
Deutsche Bank Securities Inc.
Scotia Capital (USA) Inc.
Mitsubishi UFJ Securities (USA), Inc.
Daiwa Securities America Inc.

Note: A Securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request it by calling HSBC Securities (USA) Inc. toll-free at 1-866-811-8049, Citigroup Global Markets Inc. toll-free at 1-877-858-5407 or RBC Capital Markets Corporation toll-free at 1-866-375-6829.